

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2019

Paul Moody
Chief Executive Officer
Fast Lane Holdings, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

> **Re: Fast Lane Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10-12G**
> **Filed April 24, 2019**
> **File No. 000-56019**

Dear Mr. Moody:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 5, 2019 letter.

Amendment No. 3 to Form 10-12G filed April 24, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 6

1. Given the disclosure regarding Fast Lane's blank check company status and the disclosure regarding "Section 4(1)" and Rule 144 on page 4, please tell us about (1) any role that Fast Lane or its affiliates had in any resales of Fast Lane's securities since it issued those securities and (2) how Fast Lane determined that the issuance of the securities was not the first step in a distribution of its securities that required registration under the Securities Act.

Certain Relationship and Related Transactions, page 12

2.	We note your response to prior comment 2. If your CEO controls Giant Motorsports Delaware, Inc. after you cancelled its shares, please clearly disclose that information in this section.

Recent Sales of Unregistered Securities, page 13

3.	Your disclosure in this section appears to address parts of the transaction, but does not take into consideration the transaction as a whole, including the separation agreement. Please revise your response to prior comment 3 to include your analysis taking into consideration the entire transaction. Also, please revise your response to:
   - tell us with specificity the nature and amount of "[a]ll of the assets" that remained with Giant Motorsports Delaware, Inc. as you mention in your response; and
   - provide us more specific information clarifying what you mean by your response that "[t]he incongruity of the former and failed business plan of [y]our Predecessor does not fit [y]our present blank check business plan." From your response, it should be clear how your business plan would have been affected if you did not cancel the Giant Motorsports Delaware, Inc. shares.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso, Legal Branch Chief, at (202) 551-3617 with any other questions.

	Sincerely,

	Division of Corporation Finance
	Office of Electronics and Machinery